Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund January 2015 Update
February 24, 2015

Supplement dated February 24, 2015 to Prospectus dated May 08, 2014
Class	January ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	2.8%	2.8%	$15.9M	$1,282.80
B	2.8%	2.8%	$165.0M	$1,067.64
Legacy 1	2.9%	2.9%	$2.7M	$962.40
Legacy 2	2.9%	2.9%	$0.9M	$946.90
Global 1	3.0%	3.0%	$14.0M	$940.45
Global 2	3.0%	3.0%	$6.0M	$925.29
Global 3	2.8%	2.8%	$99.0M	$835.43
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The Swiss franc rose sharply after the Swiss National Bank unexpectedly announced it would no longer hold the Swiss franc at a fixed exchange rate with the euro.  The euro further weakened after the European Central Bank (ECB) announced its plans to expand quantitative easing.  The Canadian dollar declined as weakness in the energy markets drove the currency sharply lower.

Energy:  Crude oil prices continued to decline as global supplies remained strong amidst weak overall demand.  Natural gas markets also fell as inventories declined less than forecast.

Equities:  European equity markets moved higher after the ECB expanded its quantitative easing initiatives.  U.S. equity markets weakened following soft economic data, disappointing corporate earnings and continued declines in the energy sector.

Fixed Income:  U.S. Treasury markets rose due to increased demand for safe-haven assets which was prompted by the uncertainty surrounding economic stability in Europe and steep price declines in the energy markets.  Speculation the U.S. Federal Reserve may delay raising interest rates also supported fixed-income markets.  The German Bund strengthened after the ECB announced its plans to purchase over €1 trillion of European sovereign debt over the next 2 years.

Grains/Foods:  Grains prices declined after the U.S. Department of Agriculture reported stronger-than-expected supplies and weak export sales.  Soybean markets moved to a new low as export sales slipped because of large cancellations by China.

Metals:  Gold prices rose with an increase in demand for safe-haven assets as investors attempted to hedge against declines in the euro.  Copper markets finished lower as global inventories increased and concerns grew over slowing Chinese growth.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended January 31, 2015

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$8,865,795	$8,865,795
Change In Unrealized Income (Loss)	3,386,509	3,386,509
Brokerage Commission	-113,204	-113,204
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-266,889	-266,889
Change in Accrued Commission	-8,520	-8,520
Net Trading Income (Loss)	11,863,691	11,863,691

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$88,113	$88,113
Interest, Other	27,690	27,690
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	11,979,494	11,979,494

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	2,113,168	2,113,168
Operating Expenses	64,769	64,769
Organization and Offering Expenses	75,032	75,032
Brokerage Expenses	1,340,392	1,340,392
Dividend Expenses	0	0
Total Expenses	3,593,361	3,593,361

Net Income (Loss)	$8,386,133	$8,386,133

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$298,529,189	$298,529,189
Additions	115,000	115,000
Net Income (Loss)	8,386,133	8,386,133
Redemptions	-3,494,148	-3,494,148
Balance at January 31, 2015	$303,536,174	$303,536,174

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,282.798	12,432.68221	$15,948,625	2.82%	2.82%
B	$1,067.644	154,531.75907	$164,984,982	2.77%	2.77%
Legacy 1	$962.401	2,827.74462	$2,721,424	2.91%	2.91%
Legacy 2	$946.898	987.54995	$935,109	2.89%	2.89%
Global 1	$940.448	14,853.00237	$13,968,470	2.98%	2.98%
Global 2	$925.293	6,499.75635	$6,014,176	2.96%	2.96%
Global 3	$835.434	118,457.41726	$98,963,387	2.83%	2.83%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership